Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
among:
ZELTIQ AESTHETICS, INC.,
a Delaware corporation;
ALLERGAN HOLDCO US, INC.,
a Delaware corporation; and
BLIZZARD MERGER SUB, INC.,
a Delaware corporation
___________________________
Dated as of February 13, 2017
___________________________

1.

2.

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Section 1.	MERGER TRANSACTION	1
1.1	Merger of Merger Sub into the Company	1
1.2	Effect of the Merger	1
1.3	Closing; Effective Time	1
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	2
1.5	Conversion of Shares	2
1.6	Surrender of Certificates; Stock Transfer Books	3
1.7	Dissenters’ Rights	5
1.8	Treatment of Company Options, Company RSUs and Company PSUs	6
1.9	Further Action	7
Section 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8
2.1	Due Organization; Subsidiaries, Etc	8
2.2	Certificate of Incorporation and Bylaws	8
2.3	Capitalization, Etc	9
2.4	SEC Filings; Financial Statements	10
2.5	Absence of Changes	12
2.6	Title to Assets	12
2.7	Real Property	13
2.8	Intellectual Property; IT Systems	13
2.9	Contracts	15
2.10	Liabilities	18
2.11	Compliance with Legal Requirements; Conflict Minerals	18
2.12	Regulatory Matters	19
2.13	Certain Business Practices	22
2.14	Governmental Authorizations	22
2.15	Tax Matters	22
2.16	Employee Matters; Benefit Plans	24
2.17	Environmental Matters	26
2.18	Insurance	26
2.19	Legal Proceedings; Orders	27
2.20	Authority; Binding Nature of Agreement	27
2.21	Section 203 of the DGCL Not Applicable	27
2.22	Merger Approval	28
2.23	Non-Contravention; Consents	28
2.24	Fairness Opinion	28
2.25	Financial Advisor	29

i.

(continued)
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Section 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	29
3.1	Due Organization	29
3.2	Merger Sub	29
3.3	Authority; Binding Nature of Agreement	29
3.4	Non-Contravention; Consents	29
3.5	Disclosure	30
3.6	Absence of Litigation	30
3.7	Funds	30
3.8	Ownership of Company Common Stock	30
3.9	Acknowledgement by Parent and Merger Sub	31
3.10	Brokers and Other Advisors	31
Section 4.	CERTAIN COVENANTS OF THE COMPANY	31
4.1	Access and Investigation	31
4.2	Operation of the Acquired Corporations’ Business	32
4.3	No Solicitation	36
Section 5.	ADDITIONAL COVENANTS OF THE PARTIES	38
5.1	Company Board Recommendation	38
5.2	SEC Filings; Stockholders’ Meeting	40
5.3	Filings, Consents and Approvals	42
5.4	Company Stock Awards; ESPP	44
5.5	Employee Benefits	45
5.6	Indemnification of Officers and Directors	47
5.7	Securityholder Litigation	48
5.8	Additional Agreements	48
5.9	Disclosure	48
5.10	Takeover Laws; Advice of Changes	49
5.11	Section 16 Matters	49
5.12	Merger Sub Stockholder Consent	49
Section 6.	CONDITIONS PRECEDENT TO THE MERGER	49
6.1	Conditions to Each Party’s Obligations to Effect the Merger	49
6.2	Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	50
6.3	Conditions to the Obligations of the Company to Effect the Merger	51
Section 7.	TERMINATION	52
7.1	Termination	52
7.2	Effect of Termination	54
7.3	Expenses; Termination Fee	54
Section 8.	MISCELLANEOUS PROVISIONS	56
8.1	Amendment	56
8.2	Waiver	56

ii.

(continued)
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8.3	No Survival of Representations and Warranties	56
8.4	Entire Agreement; Counterparts	57
8.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	57
8.6	Assignability	58
8.7	No Third Party Beneficiaries	58
8.8	Notices	58
8.9	Severability	59
8.10	Obligations	60
8.11	Construction	60

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of February 13, 2017, by and among: Allergan Holdco US, Inc., a Delaware corporation (“Parent”); Blizzard Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and ZELTIQ Aesthetics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.    It is contemplated that Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 1.5, (i) each issued and outstanding Share not owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive the Merger Consideration, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.
B.    The Board of Directors of the Company has (i) determined that this Agreement and the Transactions, including the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii)  approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement (the “Company Board Recommendation”).
C.    The Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.
AGREEMENT
The Parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.	MERGER TRANSACTION
1.1    Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.
1.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
1.3    Closing; Effective Time.
(a)    Unless this Agreement shall have been terminated pursuant to Section 7, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, subject to the satisfaction or waiver (to the extent permitted by Legal Requirement) of the conditions set forth in Section 6, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 3175 Hanover St., Palo Alto, CA 94304, at 9:00 a.m., Eastern Time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by Legal Requirement) of the conditions set forth in Section 6 (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
(b)    At the Closing, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by Legal Requirement to make the Merger effective. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).
1.4    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:
(a)    the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;
(b)    the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and
(c)    the directors of Merger Sub and the officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation immediately after the Effective Time until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The Company shall use commercially reasonable efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors of the Company to be effective as of the Effective Time.
1.5    Conversion of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:
(i)    any shares of Company Common Stock (“Shares”) then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)    any Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)    except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted automatically into the right to receive $56.50 per share in cash, without interest (the “Merger Consideration”) upon the surrender of the Certificates or Book-Entry Shares, as applicable, in accordance with Section 1.6, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 1.6(e); and
(iv)    each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted automatically into and become one share of common stock of the Surviving Corporation.
(b)    If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.
1.6    Surrender of Certificates; Stock Transfer Books.
(a)    Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 1.5. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.5 (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any interest and other income resulting from such investment shall be paid solely to Parent.
(b)    Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, as of immediately prior to the Effective Time, a holder of record of the Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.5 (i) a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.
(c)    At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(d)    At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements, and such Shares shall no longer be outstanding and shall automatically be cancelled.
(e)    Each of the Surviving Corporation, Parent and Merger Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld and remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other recipient of consideration hereunder in respect of which such deduction and withholding was made.
(f)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 1.
1.7    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 1.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give Parent and Merger Sub (a) prompt notice of any written demands for appraisal of any Shares (or written threats thereof), withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, and (b) the right to participate in proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands, approve any withdrawal of any such demands, or agree to do any of the foregoing. The Company shall provide each of the holders of Company Common Stock with the notice contemplated by Section 262 of the DGCL as part of the Proxy Statement.

iii.

1.8    Treatment of Company Options, Company RSUs and Company PSUs.
(a)    Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised vested Company Option shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option, without any interest thereon and subject to all applicable withholding. In the event that the exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.
(b)    Each unvested Company Option that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire shares of Company Common Stock and shall be converted at the Effective Time, without any action on the part of any holder of any Company Option, into an option (a “Allergan Stock Option”) to purchase Ordinary Shares of Allergan plc (“Allergan Common Stock”), on the same terms and conditions as were applicable under such Company Option (but taking into account any changes thereto, including any acceleration or vesting thereof, provided for in the relevant Company Equity Plan, or in the related award document (including any employment agreement or retention policy) by reason of the Transactions). The number of shares of Allergan Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to each corresponding Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share of Allergan Common Stock), and such Allergan Stock Option shall have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price specified in the corresponding Company Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Allergan Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that the exercise price, the number of shares of Allergan Common Stock subject to such option and the terms and conditions of each Company Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.
(c)    Effective as of immediately prior to the Effective Time, each vested Company RSU that is then outstanding shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash from the Surviving Corporation equal to the product of (i) the total number of shares of Company Common Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding.
(d)    Each Company RSU that is outstanding immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right with respect to shares of Company Common Stock and shall be converted at the Effective Time, without any action on the part of any holder of any Company RSU, into an award of restricted stock units (a “Allergan RSU”) with respect to Allergan Common Stock, on the same terms and conditions as were applicable under such Company RSU (but taking into account any changes thereto, including any acceleration or vesting thereof, provided for in the relevant Company Equity Plan, or in the related award document (including any employment agreement or retention policy) by reason of the Transactions). The number of shares of Allergan Common Stock subject to each such Allergan RSU shall be equal to the number of shares of Company Common Stock subject to each corresponding Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share of Allergan Common Stock; provided, further, that the conversion of the Allergan RSUs set forth herein shall be determined in a manner consistent with the requirements of Section 409A of the Code.
(e)    Effective as of immediately prior to the Effective Time, each Company PSU that is then outstanding and unvested shall vest with respect to the maximum number of shares of Company Common Stock that could be earned thereunder and automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash from the Surviving Corporation equal to the product of (i) the maximum number of shares of Company Common Stock then underlying such Company PSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding.
(f)    The Parent shall (i) cause the Surviving Corporation to make the payments contemplated by the foregoing Section 1.8(a), Section 1.8(c) and Section 1.8(e) as promptly as practicable (and in any event within five (5) Business Days) after the Effective Time and (ii) cause the Surviving Corporation to maintain at all times from and after the Effective Time sufficient liquid funds to satisfy its obligations pursuant to Section 1.8(a), Section 1.8(c) and Section 1.8(e).
(g)    As soon as practicable following the execution of this Agreement, the Company shall mail to each Person who is a holder of Company Options, Company RSUs or Company PSUs a letter describing the treatment of and payment for such equity awards pursuant to this Section 1.8 and providing instructions for use in obtaining payment therefor.
(h)    The Parent and the Company may agree to treat equity compensation held by Company employees subject to non-U.S. Law in a manner other than that contemplated above in this Section 1.8 to the extent necessary to take into account applicable non-U.S. Law or Tax or employment considerations.
1.9    Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in Section 2 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed since January 1, 2015 and publicly available prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections, or similarly titled captions, of such Company SEC Documents or other forward-looking statements in such Company SEC Documents), provided that this clause (c) shall not be applicable to Section 2.3(a), Section 2.3(b) and Section 2.20:
2.1    Due Organization; Subsidiaries, Etc.
(a)    The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have a Material Adverse Effect.
(b)    Part 2.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(b) of the Company Disclosure Schedule and securities in a publicly traded company held for investment by the Company (provided that such investments were made in accordance with the Company’s investment policy and are not in excess of 1% of the outstanding securities of such company). None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. All the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and not subject to preemptive rights and are wholly owned, directly or indirectly, by the Company free and clear of all Liens. No Subsidiary of the Company owns any shares of Common Stock or other equity interests in the Company.
(c)    Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have a Material Adverse Effect.
2.2    Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Certificate of Incorporation, and bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof, which organizational documents are in full force and effect.
2.3    Capitalization, Etc.
(a)    The authorized capital stock of the Company consists of: (i) 500,000,000 shares of Company Common Stock, $0.0001 par value per share, of which 40,214,029 Shares have been issued and are outstanding as of the close of business on the last business day immediately preceding the date of this Agreement; and (ii) 50,000,000 shares of the Company’s preferred stock, $0.01 par value per share, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to preemptive rights.
(b)    (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.
(c)    As of the close of business on the last business day immediately preceding the date of this Agreement: (i) 2,656,610 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 1,383,432 shares of Company Common Stock are subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans; (iii) 24,938 shares of Company Common Stock are subject to issuance pursuant to Company PSUs granted and outstanding under the Company Equity Plans (assuming maximum levels of performance); (iv) 49,000 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period was equal to the Merger Consideration); (v) 3,512,806 shares of Company Common Stock are reserved for future issuance under Company Equity Plans; and (vi) 328,672 shares of Company Common Stock are reserved for future issuance under the ESPP (including shares estimated in (iv) above). The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options, Company RSUs and Company PSUs outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options, and the forms of agreements evidencing the Company RSUs and Company PSUs. The Company has delivered or made available to Parent or Parent’s Representatives a copy of the ESPP. Other than as set forth in this Section 2.3(c) and Section 2.3(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.
(d)    Except as set forth in this Section 2.3, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company or any Subsidiary; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any Subsidiary; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Subsidiary; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. No outstanding capital stock of the Company or any of its affiliates is held by any Employee Plan intended to be qualified under Section 401(a) of the Code or related trust.
(e)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.
2.4    SEC Filings; Financial Statements.
(a)    Since January 1, 2016, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.
(c)    The Company maintains, and at all times since January 1, 2016 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and such assessment concluded that such controls were effective and the Company’s independent public accountant has issued (and not subsequently withdrawn or qualified) a report concluding that the Company maintained effective internal controls over financial reporting as of December 31, 2015. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2016, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.
(d)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.
(e)    The Company is not a party to nor has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.
(f)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.
(g)    The proxy statement relating to the adoption of this Agreement by the Company’s stockholders (as amended and supplemented from time to time, the “Proxy Statement”), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement, at the time of the filing or any supplement or amendment thereto with the SEC and at the time such Proxy Statement or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.
2.5    Absence of Changes. Since September 30, 2016, through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had a Material Adverse Effect and (c) except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions the Acquired Corporations have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 4.2.
2.6    Title to Assets. The Acquired Corporations have good and valid title to all assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet as of September 30, 2016 included in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC but excluding intellectual property which is covered by Section 2.8, except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not constitute a Material Adverse Effect.
2.7    Real Property.
(a)    The Acquired Corporations do not own and have never owned any real property.
(b)    Part 2.7(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases and other agreements under which any Acquired Corporation uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Leased Real Property”). Except as would not reasonably be expected to have a Material Adverse Effect, the Acquired Corporations hold a valid and existing leasehold interest in the Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Corporations have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
2.8    Intellectual Property; IT Systems.
(a)    Part 2.8(a) of the Company Disclosure Schedule identifies as of the date of this Agreement (1) (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/issuance/registration and (iii) the application, issuance, publication or registration number for each item of Registered IP (other than domain names) and (2) all domain names owned or purported to be owned by any Acquired Corporation. Each of the patents and patent applications included in the Registered IP that are owned solely by an Acquired Corporation (and each of such Acquired Corporations’ co-owned patents and patent applications) properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Legal Requirements of the United States. The Acquired Corporations solely and exclusively own and possess all right, title and interest in and to or have the right to use, pursuant to a valid written agreement, all material Company IP, free and clear of all Encumbrances other than: (x) Permitted Encumbrances and any Encumbrances caused or created by any action or failure to act by any Person other than the Acquired Corporations; and (y) Company IP validly licensed to any Acquired Corporation in the ordinary course or under Contracts disclosed under (or expressly exempted from the disclosure requirements for) the Disclosure Schedule. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any Registered IP owned by any Acquired Corporation is being or has been contested or challenged. All Company IP owned or purported to be owned by any Acquired Corporation is (x) subsisting and (y) to the knowledge of the Company, all (i) issued patents, (ii) registered trademarks, and (iii) registered copyrights material to the business of the Acquired Corporations that, in each case, are included in Company IP and that are owned or purported to be owned by an Acquired Corporation (I) are valid and enforceable and in full force and effect and (II) have not lapsed (except for any patents that are owned or purported by to be owned by an Acquired Corporation having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of clauses (x) and (y) for such exceptions as have not resulted in, individually or in the aggregate, a Material Adverse Effect.
(b)    Each Company Associate who is or was: (i) an inventor of any invention claimed in any patent or patent application included in the Registered IP, or (ii), an employee of any Acquired Company or individual independent contractor working directly with any Acquired Company and who is or was developer or creator of, any Registered IP (other any patent or patent application) or Trade Secret, that, in each case, is material to the business of the Acquired Corporations and that, in each case, is included in the Company IP owned or purported to be owned by an Acquired Corporation has signed a written agreement containing an assignment of applicable Intellectual Property Rights (or is or was otherwise obligated by applicable law to assign such Intellectual Property Rights) to either an Acquired Corporation or an Entity that has signed a written agreement containing an assignment of such Intellectual Property Rights to an Acquired Corporation and confidentiality provisions protecting the Company IP, which, to the knowledge of the Company, has not been breached by such Company Associate. Each Acquired Corporation has taken commercially reasonable actions to maintain the confidentiality of all Trade Secrets owned by it and that are material to the business of the Acquired Corporations. To the knowledge of the Company, no such Trade Secret has been disclosed to or used by any Person except pursuant to a non-disclosure agreement or other written or otherwise legally enforceable confidentiality obligation.
(c)    Except as set forth in Part 2.8(c) of the Company Disclosure Schedule, to the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution was or is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by an Acquired Corporation, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Intellectual Property Rights.
(d)    Part 2.8(d) of the Company Disclosure Schedule sets forth each (i) license agreement material to an Acquired Corporation existing as of the date of this Agreement pursuant to which an Acquired Corporation licenses in any Intellectual Property Rights used or held for use by such Acquired Corporation (each an “In-bound License”) or licenses out any Intellectual Property Rights owned by an Acquired Corporation (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software agreements that are generally available, clinical trial agreements and material transfer agreements entered into in the ordinary course of business, and Out-bound Licenses shall not include non-exclusive outbound licenses, clinical trial agreements, material transfer agreements, sponsored research agreements and research collaboration agreements entered into in the ordinary course of business) and (ii) agreement containing a covenant not to sue with respect to any Company IP owned by an Acquired Corporation.
(e)    To the knowledge of the Company (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property Rights owned by any other Person, and (ii) no other Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by an Acquired Corporation. Except as set forth on Part 2.8(e) of the Company Disclosure Schedule, since January 1, 2015, until the date of this Agreement, no Legal Proceeding has been or is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against an Acquired Corporation or by an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of Intellectual Property Rights owned by an Acquired Corporation. Since January 1, 2015, until the date of this Agreement, the Company has not received any written notice or other written communication alleging any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person by an Acquired Corporation.
(f)    None of the Intellectual Property Rights owned or purported to be owned by an Acquired Corporation is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely restricts or, to the knowledge of the Company, would adversely restrict the use, transfer, registration or licensing of any such Intellectual Property Rights by the Acquired Corporations or otherwise adversely affects or would adversely affect the validity, scope, use, registrability, or enforceability of any Intellectual Property Rights owned or purported to be owned by an Acquired Corporation.
(g)    The Company IT Systems operate and perform in a manner that permits the Acquired Corporations to conduct their respective businesses as currently conducted in all material respects and, to the knowledge of the Company, no Person has gained unauthorized access to the Company IT Systems or personal information, data or other information in a manner that has, a Material Adverse Effect on the Company. The Acquired Corporations take commercially reasonable actions (including periodic testing and audits), consistent with current industry standards and guidelines and contractual requirements, to protect the confidentiality, integrity and security of the Company IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to (x) the implementation of commercially reasonable (i) data backup procedures, (ii) disaster avoidance and recovery technologies and procedures, (iii) business continuity procedures and (iv) encryption and other securities protocols, in each case consistent with industry practices and (y) the periodic assessment and testing of such procedures and technologies. Since January 1, 2015, neither the Company nor any of the Acquired Corporations have been notified or been required by Legal Requirements to notify any Persons or any Governmental Authority of any security breach involving Personal Data owned or held for use by the Company or any of the Acquired Corporations.
2.9    Contracts.
(a)    Part 2.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:
(i)    any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that do not exceed $300,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $400,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;
(ii)    any Company Contract (A) limiting the freedom or right of an Acquired Corporation (or which, following the consummation of the Merger, could limit or purports to limit the Surviving Corporation, Parent or any of their respective Affiliates) to engage in any line of business, to make use of any Company IP material to the Acquired Corporations or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions or otherwise limiting the freedom or right of an Acquired Corporation (or which, following the consummation of the Merger, could limit or purports to limit the Surviving Corporation, Parent or any of their respective Affiliates) to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person at any price;
(iii)    any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2017 or in any fiscal year thereafter in excess of $1,000,000 in the aggregate and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding non-exclusive outbound licenses, clinical trial agreements and material transfer agreements entered into in the ordinary course of business;
(iv)    any Company Contract relating to Indebtedness of any Acquired Corporation in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);
(v)    any Company Contract constituting a joint venture, partnership or limited liability corporation;
(vi)    any Company Contract that requires or permits any Acquired Corporation, or any successor, to, or acquirer of any Acquired Corporation, to make any payment to another person as a result of a change of control of any Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment or that gives rise to, triggers, or accelerates the rights or obligations of any Acquired Corporation to any Company Associate as a result of a change of control of any Acquired Corporation;
(vii)    any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Corporation, the pledging of the capital stock or other equity interests of any Acquired Corporation or the issuance of any guaranty by any Acquired Corporation;
(viii)    any In-bound License and any Out-bound License and any other agreement by which an Acquired Corporation has engaged a Person (other than any Company Associate or current or former employee) to develop Company IP that is, or that is reasonably expected to be, material to its business;
(ix)    any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
(x)    any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than employee offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Equity Awards);
(xi)    any Company Contract for the lease or sublease of any material real property;
(xii)    any In-bound License and any Out-bound License that provides for material “earn-outs,” material indemnification obligations outside of the ordinary course of business or other material contingent payments by the Company or any Subsidiary of the Company of more than $500,000 in the fiscal year ending December 31, 2016 or $1,000,000 in the aggregate per license, other than those with respect to which there are no further obligations under such provisions;
(xiii)    any settlement, conciliation or similar agreement (A) that is with any Governmental Body, (B) pursuant to which the Company or a Subsidiary of the Company is obligated after the execution date hereof to pay consideration to a Governmental Body or (C) that would reasonably be expected to limit the operation of the Company (or its Subsidiaries or Parent or any of its other Affiliates) in any material respect after the Closing;
(xiv)    was entered into after January 1, 2015, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person (other than any Company Subsidiary) or any material assets or properties other than investment securities acquired in the ordinary course of business pursuant to the Company’s investment policies; and
(xv)    (A) contains a standstill or similar agreement pursuant to which the Company or a Subsidiary of the Company has agreed not to acquire assets or securities of a third party, or (B) contains any “non-solicitation,” “no hire” or similar provision which restrict the Company or a Subsidiary of the Company from soliciting, hiring, engaging, retaining or employing such third party’s current or former employees in a manner or to an extent that would interfere with the business of the Company or a Subsidiary of the Company (except for any such provision in any confidentiality agreement entered into by the Company or a Subsidiary of the Company in the ordinary course of business).
(b)    As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the applicable Acquired Corporation nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and neither the applicable Acquired Corporation, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the applicable Acquired Corporation and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. Each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2015, the Acquired Corporations have not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that do not, individually or in the aggregate have a Material Adverse Effect. No Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.
2.10    Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements; (iv) liabilities incurred in the ordinary course of business since September 30, 2016; and (v) liabilities that individually or in the aggregate have not had a Material Adverse Effect.
2.11    Compliance with Legal Requirements; Conflict Minerals.
(a)    Each Acquired Corporation is in material compliance with all applicable Legal Requirements. Since January 1, 2015, each Acquired Corporation has been in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had a Material Adverse Effect. Since January 1, 2015, no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, have a Material Adverse Effect.
(b)    No Acquired Corporation has received any written communication from any Governmental Body that alleges that any Acquired Corporation has failed to perform the due diligence or make the reports or disclosures required by Rule 13p-1 under the Exchange Act (the “Conflicts Minerals Rule”) or has submitted any false and misleading statements in its Form SD or Conflict Minerals Report filed with the SEC pursuant to the Conflict Minerals Rule.
2.12    Regulatory Matters.
(a)     Except as has not had, individually or in the aggregate, a Material Adverse Effect, (i) each of the Acquired Corporations holds all Governmental Authorizations under the FDCA (including Section 510(k) thereof) and the European Medical Device Directive (“MDD”), and all Governmental Authorizations of any applicable Governmental Body that has regulatory authority over the quality, identity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of the products currently sold by the Acquired Corporations (“Company Product”) (any such Governmental Body, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Acquired Corporations in each jurisdiction in which such Acquired Corporation operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with all terms of all Company Regulatory Permits.
(b)    Except as has not had, individually or in the aggregate, a Material Adverse Effect, the businesses of each Acquired Corporation are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with, as applicable, (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) any applicable comparable foreign Legal Requirements for any Company Products (including the MDD); (iii) Legal Requirements set forth in title XVIII or XIX of the Social Security Act including, without limitation, the mandatory reporting and return of overpayments (42 U.S.C. § 1320a-7k(d)) requirements, (iv) state and provincial anti-kickback, anti-solicitation, patient brokering, patient capping, or fee-splitting laws; (v) if, and to the extent applicable, federal, state or provincial licensing, disclosure and reporting requirements for Company Products; (vi) if, and to the extent applicable, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any federal, state, or local privacy, security, data breach reporting or other Legal Requirements with respect to the collection, protection, security, confidentiality, use, transfer, and disclosure of all personally identifiable information collected or maintained by or on behalf of each Acquired Corporation (“Personal Data”); (vii) reporting and other requirements relating to financial relationships between health care providers and pharmaceutical manufacturers, including the federal Physician Payments Sunshine Act (42 U.S.C. §1320a-7h), state “sunshine acts” and gift ban or reporting statutes, and the Code on Interactions with health Care Professionals as promulgated by the Pharmaceutical Research and Manufacturers of America; (viii) any Legal Requirement regulating ordering, prescribing, storing or distributing controlled substances or radioactive materials; (ix) any applicable Legal Requirement regulating the handling and disposal of bio-hazards, pharmaceutical or medical waste and (x) the applicable rules and regulations promulgated pursuant to all such applicable Legal Requirements, each as amended from time to time (collectively, “Company Healthcare Laws”). Since January 1, 2015, no Acquired Corporation has received any written notification from any Company Regulatory Agency, including without limitation the FDA and the Department of Health and Human Services or any other “notified body” or “competent authority” or corresponding Company Regulatory Agency in any jurisdiction, of noncompliance by, or liability of the Acquired Corporation under, any Company Healthcare Laws, except where such noncompliance or liability has not had, individually or in the aggregate, a Material Adverse Effect on the Acquired Corporations.
(c)    No Acquired Corporation nor to the knowledge of the Company any stockholder, director, officer, employee, agent or contractor of an Acquired Corporation (i) has been assessed a civil monetary penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (ii) has been debarred, excluded, or suspended from participating in any federal or state health care program (as such terms are defined by the Social Security Act) or other third party payment program, or from receiving a contract or subcontract paid in whole or in part by federal or state funds; (iii) is or has been a party to any corporate integrity agreement, corporate compliance agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreements with or imposed by any Company Regulatory Agency and, to the Company’s knowledge, no such action is currently proposed or pending a corporate integrity agreement, as a result of an alleged violation of any Company Healthcare Law; (iv) has been convicted of any criminal offense under any Company Healthcare Law; (v) is or has been a party to or subject to any criminal, civil or administrative action or proceeding, or to the knowledge of the Company, any threatened action or proceeding, concerning any of the matters described in clauses (i) through (iv) above.
(d)    As of the date hereof, no Acquired Corporation (i) is subject to any pending or, to its knowledge, threatened investigation by a Company Regulatory Agency or any unsealed qui tam action, (ii) has received or been served with any search warrant, subpoena or civil investigative demand from any Company Regulatory Agency; (iii) is subject to any statement of deficiencies for which there is not an approved plan of correction, the conditions of which have been or are being fully met; and (iv) is subject to any pending or, to its knowledge, threatened notice or action to suspend, revoke, or modify any Governmental Authorization, and no Acquired Corporation has reason to believe that any such action is likely to occur.
(e)    All pre-clinical and clinical investigations conducted or sponsored by each Acquired Corporation are being conducted in compliance with all applicable Legal Requirements administered or issued by the applicable Company Regulatory Agencies, including, without limitation, (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 Part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 Parts 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Legal Requirements for any of the foregoing or other Legal Requirements regulating the conduct of pre-clinical and clinical investigations and (iv) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, has not had a Material Adverse Effect on the Acquired Corporations.
(f)    Since January 1, 2015, no Acquired Corporation has received any written notice from the FDA (including any inspection reports on Form 483) or any foreign agency with jurisdiction over the marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of medical devices which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval with respect to any material Company Product currently pending before or previously cleared by the FDA or such other Company Regulatory Agency.
(g)    Since January 1, 2015, all reports, documents, claims, permits, notices and Medical Device Reports of adverse events (“MDRs”) required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Acquired Corporations have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or MDRs has not had, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing if subject to such a Legal Requirement). None of the Acquired Corporations, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Acquired Corporations, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Acquired Corporations, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy. None of the Acquired Corporations, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Acquired Corporations, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirement or authorized by 21 U.S.C. § 335a(b) or any similar Legal Requirement.
(h)    As to each Company Product or Company Product candidate subject to the FDCA, the regulations of the FDA promulgated thereunder or similar Legal Requirement in any foreign jurisdiction (including the MDD) that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Acquired Corporations, except, as has not had, individually or in the aggregate, a Material Adverse Effect, each such Company Product or Company Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Legal Requirements, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Acquired Corporations of any Legal Requirement, except, as has not had, individually or in the aggregate, a Material Adverse Effect.
(i)    Since January 1, 2015, each of the Acquired Corporations have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any “Class I” or “Class II” recall or material field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged material lack of safety, efficacy or regulatory compliance of any Company Product or is currently considering initiating, conducting or issuing any “Class I” or “Class II” recall of any Company Product. Since January 1, 2015, the Acquired Corporations have not received any written notice from the FDA or any other Company Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Acquired Corporations, (ii) a change in the marketing classification or a material change in the labeling of any such Company Products, or (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Company Products that in each case, has had or would reasonably be expected to have a material impact on the business of the Acquired Corporations.
2.13    Certain Business Practices. Neither the Company, nor any other Acquired Corporation nor to the Company’s knowledge any of their respective directors, employees, representatives or agents (in each case, while acting in the capacity of a director, employee, representative or agent of any Acquired Corporation) has since January 1, 2011: (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) violated any applicable provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, (iv) engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government, except as set forth on Part 2.13 of the Company Disclosure Schedules, or (v) made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. Since January 1, 2011, the Company has not received any communication from any Governmental Body that alleges any of the foregoing.
2.14    Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.
2.15    Tax Matters.
(a)    (i) Each of the material Tax Returns required to be filed by or on behalf of the Acquired Corporations with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in material compliance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on the Company Returns to be due) or required to be withheld (including any Taxes required to be withheld from amounts owing to any employee, creditor or third party) on or before the Closing Date (after taking into account all applicable extensions) have been or will be paid or withheld on or before the Closing Date other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Acquired Corporations.
(b)    The Balance Sheet includes an adequate accrual for all material liabilities for unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP other than any Taxes the non-payment of which would not have a Material Adverse Effect.
(c)    As of the date of this Agreement, (i) there are no examinations or audits of any Company Return in progress involving material Taxes and (ii) since September 1, 2011, no written claim has been received by any Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns that such Acquired Corporation is or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Company Returns. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted and remains in effect. The Acquired Corporations will not be required to include any item of income in, or to exclude any item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (1) change in method of accounting or (2) closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-US law) (a “Closing Agreement”).
(d)    As of the date of this Agreement, no Legal Proceeding or notice of a Legal Proceeding involving the IRS or any other Governmental Body is pending or, to the knowledge of the Company, threatened in writing against or with respect to any Acquired Corporation in respect of any material Tax. No deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, settled, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.
(e)    None of the Acquired Corporations has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company).
(f)    None of the Acquired Corporations is a party to any Tax allocation, sharing indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any material liability for the Taxes of any Person (other than the Company and any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), or as a transferee or successor.
(g)    None of the Acquired Corporations has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(h)    None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(i)    No Acquired Corporation has received or applied for a Tax ruling (other than a Tax ruling in connection with an Employee Plan) or entered into a Closing Agreement, in either case that would be binding upon any Acquired Corporation after the Closing.
(j)    Shares of the Company do not represent a “United States Real Property Interest”, as defined in Section 897(c) of the Code.
(k)    Part 2.15(k) of the Company Disclosure Schedule accurately describes the U.S. federal income tax classification of each of the Acquired Corporations.
2.16    Employee Matters; Benefit Plans.
(a)    Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporations’ employees is terminable by the applicable Acquired Corporation at will.
(b)    No Acquired Corporation is party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation. Since January 1, 2015, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting an Acquired Corporation or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. Since January 1, 2015 there has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2015 the Acquired Corporations have been in compliance in all material respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, the lack of compliance with which has not had and would not have a Material Adverse Effect.
(c)    Part 2.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of any Acquired Corporation and equity grant notices, and related documentation, with respect to employees of the Acquired Corporations and agreements with consultants entered into in the ordinary course of business all forms of which have been provided to Parent). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement, with respect to each material Employee Plan, accurate and complete copies of: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof; (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”); (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto); (iv) the most recent summary plan descriptions and any material modifications thereto; (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan; and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body since January 1, 2015 through the date of this Agreement.
(d)    Neither an Acquired Corporation nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.
(e)    Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. To the knowledge of the Company, each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. The Acquired Corporations are not nor reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. Other than routine claims for benefits, as of the date of this Agreement there are no material suits, claims, proceedings, actions, audits or investigations pending, or, to the knowledge of the Company, threatened with respect to any Employee Plan.
(f)    Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Corporation pursuant to any retiree medical benefit plan or other retiree welfare plan.
(g)    The consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former Company Associate to severance pay, unemployment compensation or any other cash payment, in each case, in excess of $300,000 (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such Company Associate, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.
(h)    Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to an Acquired Corporation for any tax incurred by such service provider pursuant to Section 409A of the Code.
(i)    There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of an Acquired Corporation that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any material amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.
2.17    Environmental Matters. Except for those matters that would not have a Material Adverse Effect on the Acquired Corporations, taken as a whole, (a) the Acquired Corporations are, and since January 1, 2015, have been, in compliance in all respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against an Acquired Corporation or any Leased Real Property, (c) as of the date hereof, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporations relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Corporation and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Corporation under any Environmental Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.
2.18    Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received, all premiums due thereunder have been paid and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. To the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation and since January 1, 2015, no notice of cancellation, termination or material premium increase has been received with respect to any insurance policy of the Company or its Subsidiaries. There is no claim pending under the Company’s or its Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of the Company or its Subsidiaries, except for such questions, denial or dispute that would not reasonably be expected to result in a Material Adverse Effect.
2.19    Legal Proceedings; Orders.
(a)    As of the date hereof, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against an Acquired Corporation or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, other than any Legal Proceeding that would not, individually or in the aggregate, have a Material Adverse Effect.
(b)    As of the date hereof, there is no order, writ, injunction or judgment to which an Acquired Corporation is subject that would, individually or in the aggregate, have a Material Adverse Effect.
(c)    To the Company’s knowledge, as of the date hereof, there are no investigations or reviews by any Governmental Body with respect to an Acquired Corporation pending or being threatened.
2.20    Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Merger, are advisable to, and in the best interest of, the Company and its stockholders; (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger and (c)  resolved to recommend that the stockholders of the Company approve the adoption of this Agreement and to include the Company Board Recommendation in the Proxy Statement, which resolutions, subject to Section 5.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
2.21    Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors of the Company under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Transactions. No other Takeover Law or any anti-takeover provision in the Company Certificate of Incorporation or bylaws is, or at the Effective Time will be, applicable in a manner that shall prevent the consummation of the transactions contemplated pursuant to this Agreement, the Merger or any of the other Transactions.
2.22    Merger Approval. Other than the Company Stockholder Approval, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and to consummate the Transactions, including the Merger.
2.23    Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject; or (c) violate, conflict with, result in breach of, or constitute a default or loss of material benefit under, or require any consent, waiver or approval under (or give rise to any right of termination, cancellation, material modification or material acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right under) any Material Contract. Except as may be required by the Exchange Act, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that with or from any Person the failure to make, obtain or receive are not, individually or in the aggregate, have a Material Adverse Effect.
2.24    Fairness Opinion. The Company’s Board of Directors has received the opinion of Guggenheim Securities LLC as financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub or any of their respective Affiliates). The Company will make available to Parent solely for informational purposes signed copies of the fairness opinion as soon as possible following the date of this Agreement, and the Company and Parent have been authorized by Guggenheim Securities LLC to permit the inclusion of such opinion in its entirety, in the Proxy Statement, provided that any references or summaries thereof contained in the Proxy Statement are subject to the prior review and consent by Guggenheim Securities LLC.
2.25    Financial Advisor. Except for Guggenheim Securities LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company as follows:
3.1    Due Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not have a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, including all amendments thereto.
3.2    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.
3.3    Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.4    Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Merger Sub; (b) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not have a Parent Material Adverse Effect. Except as may be required by the Exchange Act, state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.
3.5    Disclosure. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Proxy Statement which were not supplied by or on behalf of Parent or Merger Sub or any of their Subsidiaries.
3.6    Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Merger Sub, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions.
3.7    Funds. Parent has available cash resources in an amount sufficient to consummate the Transactions, evidence of which has been delivered to the Company.
3.8    Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Merger Sub has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Merger Sub is an “interested stockholder” of the Company under Section 203(c) of the DGCL.
3.9    Acknowledgement by Parent and Merger Sub.
(a)    Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.
(b)    In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.
3.10    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

SECTION 4.	CERTAIN COVENANTS OF THE COMPANY
4.1    Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require the Acquired Corporations to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporation has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Acquired Corporation or its Affiliates is a party) (so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Legal Requirement, agreement or duty (to the extent commercially practicable)); provided, further, that information may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Acquired Corporation determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 4.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated February 9, 2017, between the Company and Allergan, Inc. (the “Confidentiality Agreement”).
4.2    Operation of the Acquired Corporations’ Business.
(a)    During the Pre-Closing Period: (i) except (x) as required or otherwise expressly contemplated under this Agreement or as required to comply with applicable Legal Requirements, (y) with the written consent of Parent, which consent may not be unreasonably withheld, delayed or conditioned, or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Company shall ensure that the each Acquired Corporation conducts in all material respects its business and operations in the ordinary course (provided, however, that no action that is specifically permitted by any of clauses (b)(i) through (b)(xviii) of Section 4.2 shall be deemed a breach of this clause “(a)”); and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving the any Acquired Corporation that relates to the consummation of the Transactions. The Company shall, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.
(b)    During the Pre-Closing Period, except (x) as required or otherwise expressly contemplated under this Agreement or as required to comply with applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 4.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:
(i)    (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases or reacquisitions of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under the express terms of written commitments in effect as of the date hereof) to purchased or reacquired shares of the Company’s Common Stock from a Company Associate upon termination of such associate’s employment or engagement by the Company; (B) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Company; or (C) in connection with withholding to satisfy the Tax obligations with respect to Company Stock Awards in a manner consistent with the historical practices of the Company;
(ii)    split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;
(iii)     sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Corporation (other than pursuant to agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of any Acquired Corporation, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of any Acquired Corporation, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of any Acquired Corporation (except that the Company may issue shares of Company Common Stock as required to be issued upon the exercise of Company Options, the vesting of Company Stock Awards outstanding as of the date of this Agreement, and pursuant to the operation of the ESPP in accordance with Section 5.4(b));
(iv)    except as contemplated by Section 5.4 or Part 4.2(b)(iv) of the Company Disclosure Schedule, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may change the title of its employees in the ordinary course of business and consistent with past practice, provided such changes in title do not involve increases in the applicable employee’s compensation), (B) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business and consistent with past practice; (C) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (D)  may make usual and customary annual bonus payments in the ordinary course of business and consistent with past practice in accordance with the bonus plans existing on the date of this Agreement;
(v)    (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) other than to establish or amend offer letters that contemplate “at will” employment with non-change-in-control retention benefits consistent with current arrangements for similarly situated employees, any retention agreement with any executive officer, employee, director or independent contractor, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director or (bb) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $250,000 or any consulting agreement with an independent contractors with an annual base compensation greater than $250,000 or (C) hire any employee with an annual base salary in excess of $250,000; provided, that nothing contained herein shall prohibit the Acquired Corporations from hiring a non-executive employee or entering into a contract for services to be provided by a consultant to replace an employee or consultant of any of the Acquired Corporations whose employment or consulting relationship is terminated for any reason on or after the date hereof, so long as the terms of the salary, target annual bonus opportunity and other benefits offered to such replacement employee or consultant are substantially similar, or not materially different from, those of the employee or consultant of the Acquired Corporation whose employment or consulting relationship has been terminated;
(vi)    amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;
(vii)    form any Subsidiary, acquire any equity interest in any other Entity (other than securities in a publicly traded company held for investment by the Acquired Corporations and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;
(viii)    make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget or forecast included in Part 4.2(b)(viii) of the Company Disclosure Schedule, which expenditures shall be in accordance with the categories set forth in such budget or forecast; or (B) does not exceed $500,000 individually and, when added to all other capital expenditures made in accordance with this Section 4.2(b)(viii)(B), does not exceed $1,000,000 in the aggregate);
(ix)    acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing, (A)  entering into non-exclusive license agreements, clinical trial agreements and material transfer agreements in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, as determined by the Company in the exercise of its reasonable business judgment and (C) as otherwise included in the exceptions to Section 4.2(b)(viii);
(x)    lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice and advances to employees and consultants for travel and other business related expenses in the ordinary course of business);
(xi)    amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding any non-exclusive license agreements, clinical trial agreements, material transfer agreements, or other supply or distribution agreements entered into following the date hereof in the ordinary course of business;
(xii)    except as required by applicable Legal Requirement, (a) make or change any material Tax Election or change any accounting method or accounting period used for Tax purposes (or request such a change); (b)  file an amended Tax Return that could materially increase the Taxes payable by any of the Acquired Corporations; (c) enter into a Closing Agreement with any Governmental Body regarding any material Tax; (d) settle, compromise, or offer to settle or compromise, or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (e) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;
(xiii)    commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;
(xiv)    settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions, does not involve any admission of guilt or wrongdoing by the Acquired Corporations and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $500,000 in the aggregate; (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) or (C) that results in no monetary obligation of, and no other remedy against, any Acquired Corporation or the Acquired Corporation’s receipt of payment.
(xv)    enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);
(xvi)    adopt or implement any stockholder rights plan or similar arrangement;
(xvii)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations; or
(xviii)    transfer, convey or assign any material Company IP, including as among the Acquired Corporations;
(xix)    authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xviii)” of this Section 4.2(b).
Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time and nothing contained in this Agreement is intended to give the Acquired Corporations, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.
4.3    No Solicitation.
(a)    For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 4.3 or otherwise prohibit the Company from complying with its obligations under this Section 4.3.
(b)    Except as permitted by this Section 4.3, during the Pre-Closing Period the Company and its Subsidiaries shall not, and the Company shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers and employees and its Representatives not to, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) resolve or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers and employees and its other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person or groups that may be ongoing with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate access by any such Person or group to any physical or electronic data rooms relating to a potential Acquisition Proposal. The Company shall promptly after the date hereof request each Person (if any) that has received information from the Company during the past two years pursuant to a confidentiality agreement (other than the Confidentiality Agreement) relating to an Acquisition Proposal or potential Acquisition Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Acquisition Proposal or to the Company or its Subsidiaries or its or their businesses, operations or affairs heretofore furnished by the Company, its Subsidiaries or any of its or their Representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement, and shall not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with such Person, except that the Company hereby waives any “don’t ask” or similar provision in any confidentiality agreement that could preclude a Person from seeking a waiver; provided that the Company may waive any standstill or similar provisions to the extent necessary to permit a Person or group to make, on a confidential basis to the Company’s Board of Directors, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 4.3 (provided, further, that the Company may only take such action if the Company’s Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure of the Company’s Board of Directors to take such action would be inconsistent with its fiduciary duties under applicable Law).
(c)    If at any time on or after the date of this Agreement and prior to the Company Stockholder Approval being obtained the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 4.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and (ii) if the Company’s Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that (A) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and (B) the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.
(d)    Following the date of this Agreement, the Company shall promptly (and in any event within 36 hours) (i) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Representatives, (ii) provide to Parent the identity of the Person making such inquiry, proposal, offer or request, and a copy of the material written materials related thereto (or, if oral, a written summary of the material terms and conditions of such inquiry, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal, including by providing prompt (and in any event within 36 hours) notice of all material amendments or modifications thereto and all material written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, inform Parent of the status of such Acquisition Proposal.
(e)    Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of this Agreement, unless the Company’s Board of Directors reaffirms the Company Board Recommendation in such disclosure or in connection with such action.
(f)    The Company agrees that in the event any Acquired Corporation or any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 4.3, the Company shall be deemed to be in breach of this Section 4.3.

SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES
5.1    Company Board Recommendation.
(a)    The Company hereby represents that its Board of Directors, at a meeting duly called and held, has unanimously made the Company Board Recommendation. Subject to Section 5.1(b), the Company hereby consents to the inclusion of the Company Board Recommendation in the Proxy Statement. During the Pre-Closing Period, neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal or (C) fail to include the Company Board Recommendation in the Proxy Statement (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company or any Acquired Corporation to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).
(b)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Company Stockholder Approval being obtained:
(i)    if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 4.3) from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(f) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal and copies of all material written materials related thereto in accordance with Section 4.3(d), (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(f) would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.1. For the avoidance of doubt, the provisions of this Section 5.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be three (3) business days; and
(ii)    other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 5.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be three (3) business days.
5.2    SEC Filings; Stockholders’ Meeting.
(a)    As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement. The Company shall use its reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act. Parent shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders received from the SEC and advise Parent of any material oral comments with respect to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders received from the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders or responding to any comments of the SEC with respect thereto, including any amendments or supplements thereto, the Company shall cooperate and provide Parent a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by Parent or any of its Representatives with respect thereto.
(b)    If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, respectively, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 5.2(b) shall limit the obligations of any Party under Section 5.2(a). For purposes of this Section 5.2, any information concerning or related to the Company, its affiliates or the Stockholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.
(c)    As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Legal Requirement and the Company’s Certificate of Incorporation and Bylaws, establish a record date for, duly call, give notice of, convene and hold the Stockholders’ Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Stockholders’ Meeting and to hold the Stockholders’ Meeting as soon as practicable after the SEC confirms that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement (or such later date as the Parties shall agree). Except in each case to the extent that the Board of Directors of the Company shall have made a Company Adverse Change Recommendation as permitted by Section 5.1, the Company shall, through its Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.2(c), if, on a date for which the Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Stockholders’ Meeting; provided that the Stockholders’ Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Stockholders’ Meeting was originally scheduled (other than, following consultation with Parent, any adjournments or postponements required by applicable Legal Requirement, including adjournments or postponements to the extent required under applicable Legal Requirement to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Stockholders’ Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information, provided that, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, in no event shall the number of days by such the Stockholders’ Meeting is adjourned or postponed exceed thirty (30) days in the aggregate, less the number of days by which the Stockholders’ Meeting has been adjourned or postponed in order to obtain the Company Stockholder Approval). Once the Company has established a record date for the Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Parent, unless, following consultation with Parent, it is required to do so by applicable Legal Requirement or the Company’s Certificate of Incorporation or Bylaws. Without the prior written consent of Parent, the adoption of this Agreement and the approval of a proposal to adjourn the Stockholders’ Meeting to solicit additional votes if necessary to obtain the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Legal Requirement to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.
5.3    Filings, Consents and Approvals.
(a)    Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.
(b)    The Parties agree to promptly take, and cause their Affiliates to take, all advisable actions and steps to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall Merger Sub or Parent be required to offer, accept or agree to, and the Company shall not, without Merger Sub’s prior written consent, offer, accept or agree to (i) divest, license, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Parent, the Company or any of their respective Affiliates (or a combination of the respective businesses, operations, assets or product lines of Parent, the Company or any of their respective Affiliates), (ii) restrict, prohibit or limit the ability of Parent, the Company or any of their respective Affiliates to conduct its business or own its assets, (iii) restrain, prohibit or limit the ownership or operation by Parent, the Company or any of their respective Affiliates of all or any portion of the business or assets of Parent, the Company or any of their respective Affiliates in any part of the world, (iv) cause Parent or any of its Affiliates to divest any shares of the Surviving Corporation Common Stock or (v) impose limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its Affiliates on all matters properly presented to the stockholders of the Company. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent, Merger Sub or any of their Affiliates be obligated to (x) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Body in connection with the Transactions or (y) litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions or the ownership or operation by Parent, Merger Sub, the Company or any of their respective Affiliates of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted.
(c)    Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to) (i)  make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions as soon as practicable and advisable, but no later than 15 business days of the date hereof, unless a later date is agreed to in writing by both Parent and the Company, (ii)  make such pre-filings, filings or notifications as may be required or advisable to be made and seek such consents, approvals or clearances as may be required to be obtained by such Party under foreign Antitrust Laws in those jurisdictions identified by Parent on Part 6.1(c) of the Company Disclosure Schedule,, as soon as practicable and advisable, but no later than 30 days of the date hereof, unless a later date is agreed to in writing by both Parent and the Company and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.
(d)    Without limiting the generality of anything contained in this Section 5.3, during the Pre-Closing Period, each Party hereto shall give the other Parties prompt notice of any communication, inquiry, investigation, action or Legal Proceeding from or brought by a Governmental Body or from or brought by a third party before any Governmental Body, in each case, with respect to the Transactions (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party hereto shall use its reasonable best efforts to (i) keep the other Parties informed as to the status of any such Antitrust Investigation, (ii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such Antitrust Investigation, (iii)  promptly furnish to the other Party copies of documents provided to or received from any Governmental Body in connection with any such Antitrust Investigation (including Item “4(c)” and “4(d)” documents” as those terms are used in the rules and regulations under the HSR Act, except that such documents need not be disclosed even to outside counsel or consultants retained by such counsel to the extent such documents discuss deal negotiations, alternative offers, valuation, or similar subjects), (iv)  to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted in connection with any such Antitrust Investigation and (v) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such Antitrust Investigation in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Party to be present at each in person meeting relating to any such Antitrust Investigation. Each Party shall supply as promptly as practicable and advisable such information, documentation, other material or testimony that may reasonably be requested by any Governmental Body, including by complying at the earliest reasonably practicable and advisable date with any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Merger Sub shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Notwithstanding the foregoing or any other provision of this Agreement, Merger Sub and Parent, on behalf of the Parties, shall control and lead all substantive communications and make in good faith the final determination as to the appropriate strategy relating to the Antitrust Laws, including whether to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, or pull and refile any filing made under the HSR Act, provided that the Merger Sub and Parent shall consult and cooperate with the Company with respect to such substantive communications and strategy, and consider the Company’s views in good faith.
(e)    Merger Sub and Parent shall not, before the Closing, authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of a substantial equity interest in or a substantial portion of the assets of any Person or any business or division thereof that has not already been publicly announced as of the day before the date of this Agreement, in each case whether by merger, consolidation, combination, acquisition of stock or assets or formation of a joint venture or otherwise, that, in each case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions.
5.4    Company Stock Awards; ESPP.
(a)    Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) (i) so that each such Company Stock Award shall be converted effective as of the Effective Time in accordance with Sections 1.8(a), 1.8(b), 1.8(c), 1.8(d) and 1.8(e), (ii) to terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time, and (iii) following (and subject to) the conversion described in (i) above, to cause, as of the Effective Time, each unexpired and unexercised Company Option and each unexpired Company RSU and Company PSU then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished in consideration of the award of the related Allergan Option, Allergan RSU, or cash payment, as applicable, as provided in Section 1.8. The Company and Parent shall cooperate in good faith to make all filings necessary in connection with the foregoing actions.
(b)    Prior to the Effective Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements to, contingent on the Effective Time, (i) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Effective Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP, (ii) ensure that (x) no new participants may commence to participate in the current offering period and (y) existing participants may not increase their rate of contribution with respect to the current offering period and (iii) ensure that, if the Closing shall occur prior to the end of an offering period that began after the date of this Agreement, (x) no purchases shall be effected or permitted with respect to such offering period or purchase period and (y) all accumulated cash balances of each participant under the ESPP shall be refunded to such participants. The Company shall terminate the ESPP in its entirety effective as of the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.4(b).
5.5     Employee Benefits. For a period of one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Company who are employed by the Company as of immediately prior to the Effective Time, during their period of active employment by the Surviving Corporation (or any Affiliate thereof) during such one-year period (the “Continuing Employees”) (x) base salary, base wages and severance benefits that are substantially comparable in the aggregate to such base salary, base wages and severance benefits provided to such Continuing Employees immediately prior to the execution of this Agreement, and (y) other compensation (including short-term cash incentive compensation opportunities and commission opportunities and but excluding equity based compensation) and employee benefits (other than severance benefits) that are not less materially favorable in the aggregate than either (at Parent’s discretion) (i) those provided to similarly situated employees of Parent and its Subsidiaries or (ii) those in effect immediately prior to the Effective Time. Without limiting the foregoing:
(a)    With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and, allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.
(b)    Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 5.5 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan or migrate the Continuing Employees to a successor health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan or migrates the Continuing Employees to a successor health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans for similarly situated employees to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time (each, a “New Plan”). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any such New Plan, then Parent shall use its reasonable best efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated immediately prior to the commencement of participation in such New Plan, and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid immediately prior to the commencement of participation in such New Plan to the same extent that such service and amounts paid were recognized prior to such commencement of participation under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 5.5 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.
(c)    At the request of Parent made at least five business days prior to the Closing Date, the Company shall take all steps necessary to terminate the Company’s 401(k) plan and any and all of the Employee Plans that are intended to be qualified within the meaning of Sections 401(a) and 401(k) of the Code (such plans, the “Company 401(k) Plans”), with such termination to be effective as of the day immediately prior to the Closing Date and reflected in the resolutions of the board of directors of the Company (the form and substance of which resolutions shall be subject to the prior review and approval of Parent). In connection with the termination of the Company 401(k) Plans, Parent shall take any and all actions as may be reasonably required to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning Section 401(a)(31) of the Code), in an amount equal to the full account balance distributed or distributable to such Continuing Employee from each Company 401(k) Plan, including notes evidencing any outstanding loans, from such Company 401(k) Plan to a Parent plan that is qualified within the meaning of Sections 401(a) and 401(k) of the Code.
(d)    From and after the Effective Time, Parent shall cause the Surviving Corporation to make the bonus payments set forth on Part 5.5(d) of the Company Disclosure Schedule in accordance with the terms and conditions thereof.
(e)    The provisions of this Section 5.5 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 5.5 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.
5.6    Indemnification of Officers and Directors.
(a)    All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Part 5.6(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 5.6(a) and the indemnification rights provided under this Section 5.6(a) until disposition of such claim.
(b)    From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall either (i) maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy or (ii) at or prior to the Effective Time, Parent or the Company shall (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 5.6(b); provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.
(c)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.6.
(d)    The provisions of this Section 5.6 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.6 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.
5.7    Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall upon the request of Parent keep Parent informed on a current basis with respect to the status thereof.
5.8    Additional Agreements. Without limitation or contravention of the provisions of Section 5.3, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i)  make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions; (ii)  use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions; and (iii)  use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.
5.9    Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 4.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation and (d) Parent need not consult with the Company in connection with issuing any press release or making any public announcement in connection with any publicly announced Acquisition Proposal or Company Adverse Change Recommendation.
5.10    Takeover Laws; Advice of Changes.
(a)    If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.
(b)    The Company shall give prompt notice to Parent (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had any Material Adverse Effect with respect to it or (ii) is reasonably likely to result in any of the conditions set forth in Section 6 not being able to be satisfied prior to the End Date. Parent shall give prompt notice to the Company (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 6 not being able to be satisfied prior to the End Date.
5.11    Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.12    Merger Sub Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

SECTION 6.	CONDITIONS PRECEDENT TO THE MERGER
6.1    Conditions to Each Party’s Obligations to Effect the Merger. The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
(a)    No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger.
(b)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(c)    Required Antitrust Clearances. (i) Any waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired, and (ii) each other consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under, any applicable foreign Antitrust Laws identified in Part 6.1(c) of the Company Disclosure Schedule shall have been obtained, shall have been received, deemed to have been received or shall have terminated or expired, as the case may be.
6.2    Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction (or waiver (in writing) by Parent) at the Effective Time of each of the following additional conditions:
(a)    Representations and Warranties.
(i)    The representations and warranties of the Company set forth in Sections 2.3(a), 2.3(c) (first sentence) and 2.3(d) (Capitalization, Etc.) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made on and as of the Closing, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $2,500,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date).
(ii)    The representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries, Etc.), 2.3 (Capitalization, Etc.) (other than Sections 2.3(a), 2.3(c) (first sentence) and 2.3(d)), 2.20 (Authority; Binding Nature of Agreement), 2.21 (Section 203 of the DGCL Not Applicable), 2.22 (Merger Approval) and 2.25 (Financial Advisor) shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects at and as of the Closing as if made on and as of the Closing (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date).
(iii)    The representations and warranties of the Company set forth in clause “b” of the first sentence of Section 2.5 (Absence of Changes) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made on and as of the Closing (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); and
(iv)    The representations and warranties of the Company set forth in this Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)” above) shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects at and as of the Closing as if made on and as of the Closing, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).
(b)    Performance of Obligations of the Company. The Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform under this Agreement at or prior to the Effective Time.
(c)    No Material Adverse Effect. Since the date hereof, there shall not have been any Material Adverse Effect that shall be continuing as of the Effective Time.
(d)    Officer’s Certificate. The Company shall have delivered to Parent a certificate signed on behalf of the Company by a duly authorized executive officer of the Company, date as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied.
6.3    Conditions to the Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is also subject to the satisfaction (or waiver (in writing) by the Company) at the Effective Time of each of the following additional conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects at and as of the Closing as if made on and as of the Closing, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Parent Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date).
(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied with or performed in all material respects all of the covenants and agreements they required to comply with or perform under this Agreement at or prior to the Effective Time.
(c)    Officer’s Certificate. Parent shall have delivered to the Company a certificate signed on behalf of Parent by a duly authorized executive officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied.

SECTION 7.	TERMINATION
7.1    Termination. This Agreement may be terminated prior to the Effective Time:
(a)    by mutual written consent of Parent and the Company at any time prior to the Effective Time;
(b)    by either Parent or the Company if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders’ Meeting or at any adjournment or postponement thereof; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to obtain the Company Stockholder Approval is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;
(c)    by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;
(d)    by Parent if, whether or not permitted to do so: (i) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement within three (3) business days after Parent so requests in writing, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Company’s Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within five (5) business days of the commencement of such tender offer or exchange offer; (iv) the Company’s Board of Directors or a committee thereof approves, recommends or declares advisable, or allows any Acquired Corporation to execute or enter into, a definitive agreement with respect to an Acquisition Proposal; or (v) the Company shall have materially breached any of its obligations under Section 4.3;
(e)    by either Parent or the Company if the Effective Time shall not have occurred on or prior to the close of business on November 13, 2017 (such date, the “End Date”); provided, however, that the End Date may be extended up to two times by Parent, in each case for a period not to exceed 90 days, by written notice to the Company if on the End Date the conditions set forth in Section 6.1(c) have not been satisfied but all of the other closing conditions set forth in Section 6 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied until the Closing Date);
(f)    by the Company, at any time prior to receipt of the Company Stockholder Approval, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), provided that the Company has complied in all material respects with the requirements of Section 4.3 and Section 5.1(b)(i) and concurrently enters into the Specified Agreement and pays the Termination Fee as provided in Section 7.3(b);
(g)    by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform, or, if earlier, by the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if either Parent or Merger Sub is then in material breach of any representation, warranty, covenant or obligation hereunder, or, if earlier, by the End Date; or
(h)    by the Company, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Merger Sub shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Merger Sub from consummating the Transactions and such breach or failure cannot be cured by Parent or Merger Sub, as applicable, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform, or, if earlier, by the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder, or, if earlier, by the End Date.
7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for common law fraud or willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 8.5(b) in lieu of terminating this Agreement pursuant to Section 7.1.
7.3    Expenses; Termination Fee.
(a)    Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)    In the event that:
(i)    this Agreement is terminated by the Company pursuant to Section 7.1(f);
(ii)    this Agreement is terminated by Parent pursuant to Section 7.1(d); or
(iii)    (A) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(e) before obtaining the Company Stockholder Approval or Section 7.1(g) before obtaining the Company Stockholder Approval, (B) any Person shall have publicly announced an Acquisition Proposal (or an Acquisition Proposal shall have become publicly known) prior to such termination (unless publicly withdrawn prior to such termination) (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) and (D) such termination is done in circumstances that do not entitle the Company to the Reverse Termination Fee;
then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 7.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 7.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 7.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 7.3(b)(iii), concurrently with the applicable event referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $74,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(b) shall limit the rights of Parent or Merger Sub under Section 8.5(b).
(c)    Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 7.3(b) and any payments pursuant to Section 7.3(e) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise in the circumstances in which the Termination Fee is payable pursuant to Section 7.3(b), and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. The Company’s right to receive payment from Parent of the Reverse Termination Fee pursuant to Section 7.3(d) and any payments pursuant to Section 7.3(e) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, in each case in the circumstances in which the Reverse Termination Fee is payable pursuant to Section 7.3(d), and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.
(d)    If the Company or Parent terminates this Agreement pursuant to (i) Section 7.1(e) or (ii) Section 7.1(c) (to the extent that such restraint arises under the HSR Act), and in the case of (i) or (ii), all of the conditions under Section 6 have been satisfied or waived other than (A) the conditions set forth in Section 6.1(a) (to the extent that such restraint arises under the HSR Act), or Section 6.1(c)(i) and (B) any such conditions which by their nature cannot be satisfied until the Closing Date so long as such conditions would be satisfied if the Closing Date were the date of termination of this Agreement, then Parent shall pay or cause to be paid to the Company a fee of $75,000,000 by wire transfer of same-day funds no later than three Business Days after such termination (the “Reverse Termination Fee”). In the event that the Company or its designee shall receive full payment pursuant to this Section 7.3(d), the receipt of the Reverse Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.
(e)    The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, (i) if the Company fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received and (ii) if Parent fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, the Company commences a Legal Proceeding which results in a judgment against Parent, Parent shall pay the Company its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 8.	MISCELLANEOUS PROVISIONS
8.1    Amendment. Prior to the Effective Time, subject to Section 5.5(d), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
8.2    Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
8.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.
8.4    Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
8.5    Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.
(b)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 7.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for

v

any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.
(c)    EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
8.6    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Merger Sub may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 8.6 shall relieve Parent of its obligations hereunder.
8.7    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i)  if the Effective Time occurs, the right of the holders of the Shares to receive the Merger Consideration in accordance with the terms of this Agreement and the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 1.8;(ii) the provisions set forth in Section 5.6 of this Agreement; and (iii) the limitations on the liability of the Company Related Parties set forth in Section 7.3(c).
8.8    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):
if to Parent or Merger Sub (or following the Effective Time, the Company):

Allergan Holdco US, Inc.
2444 Dupont Drive
Irvine, CA 92612
Attention: Secretary
Facsimile: (714) 246-4246
with a copy to (which shall not constitute notice):
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:    Andrew L. Bab
        Jennifer L. Chu
Facsimile:    (212) 909-6836
Email:        albab@debevoise.com
        jlchu@debevoise.com
if to the Company (prior to the Effective Time):
ZELTIQ Aesthetics, Inc.
4410 Rosewood Drive,
Pleasanton, CA 94588 USA
Attn: Sergio Garcia; Senior Vice President, General Counsel and Secretary
Email: sgarcia@zeltiq.com
with a copy to (which shall not constitute notice):
Cooley LLP
3175 Hanover St.
Palo Alto, CA 94304
Attention:     Timothy J. Moore
Barbara L. Borden
        Tali Sealman
Facsimile: (650) 849-7400
E-mail: bordenbl@cooley.com; mooretj@cooley.com; tsealman@cooley.com
8.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
8.10    Obligations. Each of Parent and the Company shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and each of Parent and the Company, as applicable, shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.
8.11    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.
(e)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
ZELTIQ AESTHETICS, INC.
By:    /s/ Mark J. Foley
Name:    Mark J. Foley
Title:    President & CEO
ALLERGAN HOLDCO US, INC.
By:    /s/ Matthew O. Brady
Name:    Matthew O. Brady
Title:    Director/Secretary
BLIZZARD MERGER SUB, INC.
By:    /s/ Kira Schwartz
Name:    Kira Schwartz
Title:    Secretary

1

EXHIBIT A

CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 4.3(a) of the Agreement.
Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.
Acquisition Proposal. “Acquisition Proposal” shall mean any proposal, offer or inquiry (whether or not in writing) from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition, transfer, lease or license of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Company Common Stock (or the issuance or acquisition of other securities convertible into or exchangeable for shares of Company Common Stock representing 20% or more of the outstanding Company Common Stock), (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (e) joint venture, liquidation, dissolution or similar transaction that involves 20% or more of the consolidated assets, revenues or earnings of the Company, in each case other than the Transactions.
Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.
Allergan Common Stock. “Allergan Common Stock” is defined in Section 1.8(a) of the Agreement.
Allergan RSU. “Allergan RSU” is defined in Section 1.8(b) of the Agreement.
Allergan Stock Option. “Allergan Stock Option” is defined in Section 1.8(a) of the Agreement.

A-1.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act 2010, and the anti-bribery Legal Requirements of the People’s Republic of China or any applicable Legal Requirements of similar effect.
Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
Balance Sheet. “Balance Sheet” is defined in Section 2.6 of the Agreement.
Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.
business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.
Certificates. “Certificates” is defined in Section 1.6(b) of the Agreement.
Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (a) neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date of the Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates or (iii) clearance of the Merger under the Antitrust Laws.
Change of Control Payment. “Change of Control Payment” is defined in Section 2.9(a)(vi) of the Agreement.
Closing. “Closing” is defined in Section 1.3(a) of the Agreement.
Closing Agreement. “Closing Agreement” is defined in Section 2.15(c) of the Agreement.
Closing Date. “Closing Date” is defined in Section 1.3(a) of the Agreement.
Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.
Company. “Company” is defined in the preamble to the Agreement.

A-2.

Company 401(k) Plans. “Company 401(k) Plans” is defined in Section 5.5(c) of the Agreement.
Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 5.1(a) of the Agreement.
Company Associate. “Company Associate” shall mean each officer or other employee, or individual or Entity who is or was an independent contractor, consultant or director, of or to any of the Acquired Corporations.
Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.
Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.
Company Contract. “Company Contract” shall mean any Contract to which an Acquired Corporation is a party.
Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.
Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any Subsidiary and (b) any Company Associate (other than any Company Associate who is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of the Company or a Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.
Company Equity Award. “Company Equity Award” shall mean Company Stock Awards and any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.
Company Equity Plans. “Company Equity Plans” shall mean the Company’s 2005 Stock Option Plan, as amended, the Company’s 2016 Executive Performance Award Plan, the Company’s 2011 Equity Incentive Plan, as amended, and the Company’s 2012 Stock Plan, as amended.
Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned by an Acquired Corporation and (b) all Intellectual Property Rights in-licensed by an Acquired Corporation.
Company IT Systems. “Company IT Systems” shall mean hardware, software, data, databases, data communication lines, network and telecommunications equipment, Internet-related

A-3.

information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or any of the Acquired Corporations.
Company Lease. “Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.
Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
Company PSUs. “Company PSUs” shall mean all awards of performance share units of the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
Company Related Parties. “Company Related Parties” is defined in Section 7.3(c) of the Agreement.
Company Returns. “Company Returns” is defined in Section 2.15(a) of the Agreement.
Company RSUs. “Company RSUs” shall mean all awards of restricted stock units of the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
Company SEC Documents. “Company SEC Documents” is defined in Section 2.4(a) of the Agreement.
Company Stock Awards. “Company Stock Awards” shall mean all Company Options, Company RSUs and Company PSUs.
Company Stockholder Approval. “Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote upon the adoption of the Agreement at the Stockholders’ Meeting.
Conflicts Minerals Rule. “Conflict Minerals Rule” is defined in Section 2.11(b) of the Agreement.
Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 4.1 of the Agreement.
Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
Continuing Employees. “Continuing Employees” is defined in Section 5.5 of the Agreement.

A-4.

Contract. “Contract” shall mean any written or oral agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).
Determination Notice. “Determination Notice” is defined in Section 5.1(b)(i) of the Agreement.
DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.
Dissenting Shares. “Dissenting Shares” is defined in Section 1.7 of the Agreement.
DOJ. “DOJ” shall mean the U.S. Department of Justice.
DOL. “DOL” is defined in Section 2.16(c) of the Agreement.
Effective Time. “Effective Time” is defined in Section 1.3(b) of the Agreement.
Employee Matters. “Employee Matters” is defined in Section 2.16(b) of the Agreement.
Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan or arrangement sponsored, maintained, contributed to or required to be contributed to by any Acquired Corporation for the benefit of any Company Associate or with respect to which any Acquired Corporation has any liability.
Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
End Date. “End Date” is defined in Section 7.1(e) of the Agreement.
Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of

A-5.

Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
ESPP. “ESPP” means the Company’s 2011 Employee Stock Purchase Plan.
Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Exchange Ratio. “Exchange Ratio” means the quotient determined by dividing (x) the Merger Consideration by (y) the VWAP of the Allergan Common Stock, and rounding the result to the nearest 1/10,000 of share of Allergan Common Stock.
FDA. “FDA” shall mean the United States Food and Drug Administration.
FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetics Act, as amended.
FTC. “FTC” shall mean the U.S. Federal Trade Commission.
GAAP. “GAAP” is defined in Section 2.4(b) of the Agreement.
Good Clinical Practices. “Good Clinical Practices” shall have the meaning set forth in the FDCA.
Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.
HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

A-6.

In-bound Licenses. “In-bound Licenses” is defined in Section 2.8(d) of the Agreement.
Indebtedness. “Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company and any of its Subsidiaries, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (d) any guaranty of any such obligations described in clauses “(a)” through “(c)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).
Indemnified Persons. “Indemnified Persons” is defined in Section 5.6(a) of the Agreement.
Indemnifying Parties. “Indemnifying Parties” is defined in Section 5.6(b) of the Agreement.
Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, databases, and mask works; (b)  trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights in trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology (including rights in computer software and firmware) (“Trade Secrets”); (d) patents and industrial property rights; (e) all other intellectual property and proprietary rights; and (f) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.
IRS. “IRS” shall mean the Internal Revenue Service.
knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry. With respect to matters involving Intellectual Property, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.
Leased Real Property. “Leased Real Property” is defined in Section 2.7(b) of the Agreement.

A-7.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).
Material Adverse Effect. An effect, change, event, occurrence, violation, inaccuracy, circumstance or other matter shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such effect, change, event, occurrence, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 2.23 but subject to disclosures in Part 2.23 of the Company Disclosure Schedule); (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (vii) any adverse effect arising from or otherwise relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 4.2; (viii) any event, circumstance, change or effect directly resulting or directly arising from Parent’s or Merger Sub’s breach of this Agreement; or

A-8.

(ix) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); it being understood that the exceptions in clauses “(i)” and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(ix)” hereof) is or would be reasonably likely to have, individually or in the aggregate with any other effects, changes, events, occurrences, violations, inaccuracies, circumstances or other matters, a Material Adverse Effect.
Material Contract. “Material Contract” is defined in Section 2.9(a) of the Agreement.
Merger. “Merger” is defined in Recital B of the Agreement.
Merger Consideration. “Merger Consideration” is defined in Section 1.5(a)(iii) of the Agreement.
Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.
NASDAQ. “NASDAQ” shall mean The NASDAQ Global Market.
Out-bound Licenses. “Out-bound Licenses” is defined in Section 2.8(d) of the Agreement.
Parent. “Parent” is defined in the preamble to the Agreement.
Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.
Parent Related Parties. “Parent Related Parties” is defined in Section 7.3(b) of the Agreement.
Parties. “Parties” shall mean Parent, Merger Sub and the Company.
Paying Agent. “Paying Agent” is defined in Section 1.6(a) of the Agreement.
Payment Fund. “Payment Fund” is defined in Section 1.6(a) of the Agreement.
Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, and (d) in the case

A-9.

of real property, Encumbrances that are easements, covenants, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report or would be revealed on an accurate survey of such real property.
Person. “Person” shall mean any individual, Entity or Governmental Body.
Personal Data. “Personal Data” is defined in Section 2.12(b) of the Agreement.
Pre-Closing Period. “Pre-Closing Period” is defined in Section 4.1 of the Agreement.
Proxy Statement. “Proxy Statement” is defined in Section 2.4(g).
Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, consisting of all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.
Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.
Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.
SEC. “SEC” shall mean the United States Securities and Exchange Commission.
Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.
Shares. “Shares” is defined in Section 1.5(a)(i) of the Agreement.
Specified Agreement. “Specified Agreement” is defined in Section 7.1(e) of the Agreement.
Stockholders’ Meeting. “Stockholders’ Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.
Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at

A-10.

least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”
Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.
Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.
Tax. “Tax” shall mean any tax (including any income tax, export tax, import tax, franchise tax, capital gains tax, capital stock or equity tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, rent tax, real property tax, personal property tax, services tax, business tax, withholding tax social tax or payroll tax), tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any charge or amount (including any fine, penalty, addition or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.
Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, claim for refund, certificate or other document or information (including any amendments thereof or any schedules or attachments thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, reporting, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
Termination Fee. “Termination Fee” is defined in Section 7.3(b) of the Agreement.
Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.
Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Merger.
VWAP of Allergan Common Stock. “VWAP of Allergan Common Stock” means the volume weighted average price of Allergan Common Stock (as reported by Bloomberg L.P. or, if

A-11.

not reported therein, in another authoritative source mutually selected by the parties) for a ten (10) trading day period, starting with the opening of trading on the twelfth (12th) trading day prior to the Closing Date and ending with the closing of trading on the third to last trading day prior to the Closing Date.

A-12.

EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ZELTIQ AESTHETICS, INC.
ARTICLE 1
NAME
The name of the corporation is ZELTIQ AESTHETICS, INC. (the “Corporation”). The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware on March 22, 2005, under the name of Juniper Medical, Inc., as thereafter amended.
ARTICLE 2

ADDRESS OF REGISTERED AGENT
The address of the Corporation's registered office in the State of Delaware and the County of Kent is 160 Greentree Drive, Suite 101, Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.
ARTICLE 3

PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be authorized under the Delaware General Corporation Law (“DGCL”).
ARTICLE 4

CAPITAL STOCK
(a)    Designation and Amount. The total number of shares of stock which the Corporation has authority to issue is 1,000 shares, consisting of 1,000 shares of Common Stock, with a par value of $0.01 per share.
(b)    Common Stock.
(i)    Classes of Common Stock. Of the 1,000 shares of Common Stock which the Corporation is authorized to issue, 1,000 shares shall be Voting Common Stock.

(ii)    Rights of the Common Stock. Except as set forth in Article 4(b)(iii) below, the Voting Common Stock shall have the same rights and preferences and shall be treated as one class of Common Stock. The board of directors may declare a dividend upon the Common Stock out of the unrestricted and unreserved surplus of the Corporation. The holders of the Voting Common Stock shall share ratably in any such dividend in proportion to the number of shares of Voting Common Stock held by each such holder. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation shall be distributed ratably among the holders of the Voting Common Stock in proportion to the number of shares held by each such holder.
(iii)    Voting Rights. Except as otherwise provided by the DGCL, by this Amended and Restated Certificate of Incorporation or any amendments thereto, all of the voting power of the Corporation shall be vested in the holders of the Voting Common Stock, and each holder of Voting Common Stock shall have one (1) vote for each share of Common Stock held by such holder on all matters voted upon by the stockholders.
ARTICLE 5

EXISTENCE
The Corporation is to have perpetual existence.
ARTICLE 6

BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the bylaws of the Corporation.
ARTICLE 7

MEETINGS OF STOCKHOLDERS
Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.
ARTICLE 8

INDEMNIFICATION
A director of the Corporation shall not be personally liable either to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment or modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

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The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person (a "Covered Person") who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (a "proceeding"), by reason of the fact that such Covered Person, or a person for whom he or she is the legal representative, is or was, at any time during which this Article Eight is in effect (whether or not such Covered Person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation, or has or had agreed to become a director of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, against all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys' fees), actually and reasonably incurred by such Covered Person in connection with such proceeding to the fullest extent permitted by law, and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided however, that, except as provided in Section (b) of this Article Eight the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred in this Section (a) of Article Eight and such rights as may be conferred in the bylaws of the Corporation shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred by a Covered Person in defending any such proceeding in advance of its final disposition, in accordance with the bylaws of the Corporation. The rights conferred upon Covered Persons in this Article Eight shall be contract rights that vest at the time of such person's service to or at the request of the Corporation and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. The Corporation may, by action of the board of directors, provide indemnification to employees and agents of the Corporation with the same (or lesser) scope and effect as the foregoing indemnification of directors and officers.
In accordance with the bylaws of the Corporation, if a claim for indemnification under this Article Eight is not paid in full within sixty (60) days after a written claim has been received by the Corporation, the Covered Person making such claim may at any time thereafter file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.
In accordance with the bylaws of the Corporation, the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred any Covered Person by this Article Eight (i) shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise and (ii) cannot be terminated by the Corporation, the board of directors or the stockholders of the Corporation with respect to a Covered Person 's service occurring prior to the date of such termination.

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ARTICLE 9

AMENDMENTS
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.
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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ___ day of _____________, 2017.

By:
Name:
Title:

1.

Company Disclosure Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

2.